Filed by The Quaker Oats Company
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                   filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company: The Quaker Oats Company
                                                Commission File No.: 001-00012


SAFE HARBOR STATEMENT

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. On March 13, 2001, PepsiCo and The Quaker Oats Company jointly prepared and filed an amendment to the joint proxy statement/prospectus with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                 # # # # # #

Set forth below is a transcript of the question and answer session with Robert
S. Morrison, Chairman, President and Chief Executive Officer of The Quaker Oats Company, Margaret M. Eichman, a vice president of The Quaker Oats Company, Terry Martin a senior vice president and Chief Financial Officer of The Quaker Oats Company and certain participants on an investor conference call held April 19, 2001 in connection with the announcement of first-quarter results.

Coordinator       Thank you.  Our first question comes from Erica Long with
                  JP Morgan.

E. Long For your ready-to-eat cereal business, when we take a look at the market share data that we have, that includes food/drug and mass-merchandise, the volumes didn't look as negative as the shipments that you've posted during the quarter. I was wondering if there was an inventory adjustment that might have taken place during the quarter?

B. Morrison       Yes, nobody, I'm sure, other than me sitting here, would
                  remember exactly what happened last year or what we said last year, but even as we reported the first quarter last year, in April, we talked about having had a very substantial increase in cereal volume. But, we said that we were starting to see signs that the consumption wasn't keeping up with it in the year 2000.

                  We had had two big deals on Cap'n Crunch in the quarter, including a very costly deal. And, we shipped in the first quarter a year ago a lot more than we were consuming. Then, in the second quarter, we really fell off, and we were already starting to see that trend in April, before the conference call was held.

                  So, this year, we're in a reverse situation. This year, our consumption really never was as strong as shipments last year. Therefore, the comparison on a consumption basis--the comparison to year ago--is more favorable on consumption than it is on shipments this year. And our shipments should start to come back considerably in the second quarter, and we're already seeing pretty good signs, at least in the first few weeks of April, that that will be true.

E. Long So it's more of a mathematical thing, dealing with the denominator on last year, than it is a statement on what's going on with inventories currently?

B.  Morrison      I think that's right. We ended up, inadvertently,
                  unintentionally building inventories last year because we sold in a promotion that didn't move out as fast as we thought.
                  This year, there aren't those inventories, and that's what's having the effect.

E. Long From a share count perspective, did you have options exercised during the quarter that led the shares to increase?

B. Morrison       Yes, there are two things that happened, and Terry Martin
                  can give you details. One is we did have an unusually high exercise of options, given the current share price.
                  Secondly, as you know, we are unable to buy back shares to offset that.

T. Martin         The only other thing is, on the treasury stock method of
                  accounting for diluted shares, when the price goes up you have a more negative impact.

E. Long With the company moving from five plants to three in the cereal part of the business, will those plants actually be closed, therefore reducing capacity in the industry as a whole?

B. Morrison       Yes.

E. Long           Are they smaller plants, relative to the other three?

B. Morrison       No, our biggest plant, in Cedar Rapids, will remain open.
                  The other plants were not terribly different in size, one from another. We have Danville in Illinois, and we're closing
                  Shiremanstown, Pennsylvania and St. Joe in Missouri, both reasonably good sized plants, but not as big as Cedar Rapids.

Coordinator       Our next question comes from Andrew Conway from Morgan
                  Stanley.

A. Conway         On the Gatorade performance in this quarter, if you could just talk about the core brand Gatorade performance in terms of volume growth in the US and Canadian business. And then, any added points from new products that contributed to it as well, and talk a little bit about your full-year revenue and operating income outlook, please, for the US and Canadian
                  Beverage business.

B. Morrison       Thinking about Gatorade's business, first of all, just in the quarter, we are up, I think, about 11% in revenue and almost all of that was Gatorade. We had some increase from Propel, but it was probably a little under 1% of the total growth. So clearly, double-digit growth in revenue on Gatorade.

                  In terms of volume, which, frankly, the way we measure it--in pounds, probably from our origins as a food company--is a little meaningless for Gatorade. If you looked at liters, they were up 7%, liters including reconstituted powder. The powder really grew very substantially in the quarter because of the introduction of the new flavor, the Riptide Rush. So liters reconstituted and actual liters combined, were up 7%.

                  So we're feeling good about that, especially when it was up against 18% or 19% growth in the year-ago period. So we think Gatorade is continuing to hum along in the US and Canada.

                  Andrew, you haven't heard a whole series of our conference calls over the years. But we've typically said we expect sales growth to be, on an ongoing basis, somewhere in the very high-single digits on Gatorade over any extended period of time. We should see, over some time, some incremental margin improvement, so profits might be up, over time, a little bit more than revenues.

                  But we've always talked high-single digits. In truth, we have beaten that now considerably over the last few years, and we will probably beat it again this year. We should probably be in double-digits over the course of this year; all of Margaret's disclaimers about forward looking statements pertaining.

                  Importantly, we're really continuing to gain share, which is, to us, one of the most fundamental things we need to watch. So we're feeling very good about Gatorade.

A. Conway         And the Indianapolis facility is going to be on-line and
                  ready for the summer selling season?

B. Morrison       Yes, it's already up and pumping it out.

Coordinator       Thank you.  Our next question comes from Mark Schwartzberg from ABN Amro.

M. Schwartzberg   I wonder, for the benefit of us who are less familiar with
                  Quaker, if you could just give us some color, broadly speaking, in terms of the order of magnitude of sources of cost-savings opportunities, specifically in your various Food businesses over the near and intermediate term.

B. Morrison       I guess the first thing to say out of the box is that a
                  year-and-a-half ago we announced this major cereals restructuring plan, which we announced would cause us to have to take a very substantial write-off. I think the total was probably somewhere close to $200 million, most of which is now behind us. And, we said it would save $65 million by 2002, which would be on ready-to-eat cereals, hot cereals and snacks, so the bulk of our Food business.

                  That is sort of an overlay to normal cost savings programs, and we usually target to get something on the order of 4% of our costs out of our cost base every year, through ongoing programs. So, if we do that on Foods and we do that on Gatorade, the increment of this big, major restructuring ought to actually give us more cost savings on Foods over the next few years than it will on Gatorade. So, I think you're going to probably see more margin improvement on Foods than on Gatorade, for cost reasons if for no other reason.

M. Schwartzberg   And the order of magnitude for Food, that 4%, can you give us some ballpark number? I know you mentioned the dollar amount, but in hundreds of basis points?

M. Eichman        If we talk about it, in terms of dollars, we're talking
                  anywhere from $65 to $80 million in savings per year from our total ongoing cost management program.

Coordinator       Thank you.  Our next question comes from Art Cecil.

A. Cecil Congratulations to you, Bob. That's probably the first time I've ever said that to anybody, but you really deserve it.

B. Morrison       Thank you.  That's the first time I've ever heard it and I appreciate it.

A. Cecil          So what are you going to do for an encore?

B. Morrison       We're just going to continue to build the hell out of these businesses.  We're in great shape.

A. Cecil Could you, Margaret, give us the percentage changes in marketing spending in the quarter company-wide and by business? And then, Bob, I'd love to hear your top-down view again, if you will, of the ready-to-eat cereal industry market players; anything you can add to what you see there going forward.

M. Eichman        Starting with the A&M increase, for the total company it was
                  4% in the quarter; a 6% increase for Beverages, and a net 2% on Foods, and clearly there was a mix between the Foods. We did a lot of brand building behind hot cereals and snacks, and we've been moderating our spending behind ready-to-eat cereal.
                  So, that's why that came up to only a 2% growth rate in the Foods business.

A. Cecil So if you took out ready to eat, it would be a couple of points higher, maybe?

B. Morrison       Up 6%, I think, on Foods, if it weren't for ready to eats.

A. Cecil Okay, and Bob, what's you're view of the industry right now, the ready-to-eat cereal industry?

B. Morrison       I have to disclaim whatever I say, on the basis of, we
                  certainly did not perform terribly well in the first quarter, so I feel a little awkward speaking for the industry. But I think there may be a couple of things that might be looming as positives, and we have to let these things play out a little longer to make sure these aren't short term things. But if you look at the Nielsen's for the four weeks ending April 7th, the cereal market was up
                  1.2%, excluding club stores.

                  Now club stores are always growing faster than the others, so I think it's probably not unreasonable to think that if we could measure club stores, we would be seeing growth rates somewhere up around 2%, or maybe even greater, for the four week period. For the twelve weeks, Nielsen's measured cereal up a half a percent. Again, in contrast, keep in mind, you know almost every period we were down 1%. So, we're crossing our fingers, thinking that maybe the category is bottoming out and starting to come back a little bit.

                  The other thing that we hope we're seeing evidence of is that the number of units, something we measure, sold at price points of $1.99 and below across the industry went down for the first time in a long time. We're starting to see people, I think, trying to move towards more value-added stuff, including in their promotions. We certainly are encouraged by that. We would hope to play like that too, and hope that it's a positive sign.

                  However, as you know, you can see a four-week period or an eight-week period that, all of a sudden, the next eight weeks contradicts. So, we're hoping it's okay. And, we still feel good about where we are. We've got two of the best brands in the category--Cap'n Crunch and Life. We have strongly improving economics with the restructuring plans we just talked about. And, we're feeling pretty good that we can continue to compete effectively in the category. And, if the category gets better, it could make a nice improvement in our Foods business.

Coordinator       Thank you.  That concludes today's Q&A session.

B. Morrison       Thanks.  We feel we're off to a good start for the year.
                  We think we're in good shape for the rest of the year.
                  We're really anxious to join forces with PepsiCo. Thanks for joining us on this call.